

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Dr. Taylor Schreiber
Chief Executive Officer
Shattuck Labs, Inc.
500 W. 5th Street, Suite 1200
Austin, TX 78701

      Re: Shattuck Labs, Inc.
           Registration Statement on Form S-3
           Filed January 24, 2024
           File No. 333-276677

Dear Dr. Taylor Schreiber:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cindy Polynice at 202-551-8707 with any questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Life Sciences

cc: Melanie Neary, Esq.